
03025460


SEC MAIL PROCESSING
RECEIVED
JUN 26 2003
WASH. D.C. 181 SECTION



UNITED STATES

SECURITITIES AND EXCHANGE COMISSION

Washington, D.C. 20549



FORM 11-K

(Check One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2002

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______to______

Commission file number 1-12154


PROCESSED
JUN 27 2003
THOMSON
FINANCIAL



WASTE MANAGEMENT RETIREMENT SAVINGS PLAN



Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Administrative Committee
Waste Management Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Waste Management Retirement Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated May 16, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2003

Report of Independent Public Accountants

To the Administrative Committee of
The Waste Management Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, and supplemental schedule G, part III – schedule of nonexempt transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Houston, Texas
May 16, 2002

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE PLAN'S FILING ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 11-K. SEE EXHIBIT 23.2 FOR FURTHER DISCUSSION.

Waste Management Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
INVESTMENTS, at fair value:		
Plan interest in the Master Trust (Note 3)	$ 834,949,400	$ 898,872,557
Total investments	834,949,400	898,872,557
RECEIVABLES:		
Employee contributions	762,540	507,277
Employer contributions	1,110,988	307,231
Total receivables	1,873,528	814,508
NET ASSETS AVAILABLE FOR BENEFITS	$ 836,822,928	$ 899,687,065

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:		
Contributions-		
Employee	$	66,426,289
Rollover		4,254,627
Employer		39,892,727
		110,573,643
Plan mergers (Note 4)		1,154,784
Total additions		111,728,427
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:		
Net investment loss from the Master Trust (Note 3)		89,768,425
Benefits paid to participants		84,824,139
Total deductions		174,592,564
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS		(62,864,137)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year		899,687,065
End of year	$	836,822,928

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management, Inc., and subsidiaries ("Waste Management" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration

The board of directors of the Company has named the Administrative Committee of the Waste Management Employee Benefit Plans (the "Administrative Committee") to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the "Master Trust") with State Street Bank and Trust Company ("State Street") whereby State Street serves as trustee of the Plan (see Note 3). CitiStreet, an affiliate of State Street, serves as record keeper.

Eligibility

Employees are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Employees of the Company who are ineligible to participate in the Plan consist of (a) leased employees, (b) employees whose employment is governed by a collective bargaining agreement under which retirement benefits are the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan, (c) individuals providing services to the Company as independent contractors, (d) employees performing services on a seasonal or temporary basis, (e) certain nonresident aliens who have no earned income from sources within the United States of America and (f) individuals who are participants in any other pension, retirement, profit-sharing, stock bonus, thrift or savings plan maintained by the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Contributions

Participants may contribute from 1 percent to 15 percent of their pre-tax compensation, as defined by the Plan ("Employee Contribution"), not to exceed certain limits as described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans ("Rollover Contribution"). The Company matches 100 percent of each participant's Employee Contribution up to 3 percent of the participant's compensation, as defined by the Plan, plus 50 percent of the participant's Employee Contribution in excess of 3 percent of the participant's compensation up to 6 percent of the participant's compensation ("Employer Contribution").

Investment Options

The Plan, through its investments in the Master Trust, currently offers six common collective trust funds; a Company common stock fund; a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and three asset allocation models, which are balanced among the six common collective trust funds (with aggressive, moderate and conservative investment objectives as investment options), for participants. Several restrictions apply, and a minimum balance is required to participate in the self-managed account. Certain participants' accounts are invested in Waste Management Holdings, Inc. convertible notes (the "Notes"). No new investments are permitted in the Notes, and participants can move their investment out of the Notes at any time. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant's account.

Vesting

Participants are immediately vested in their Employee Contribution, Rollover Contribution and Employer Contribution plus earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's Employee Contribution, Rollover Contribution and Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant's account based upon the participant's proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant's death, their designated beneficiaries may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distribution of accounts invested in Company common stock may be taken in whole shares of common stock or cash.

Participants may also make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for 6 months (12 months prior to January 1, 2002) after receiving the hardship distribution.

Loans

Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants' vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) existed prior to January 1, 1999, (b) result from a merger of another plan into this Plan or (c) result from a participant's loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the "Code"). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly and must be repaid over the period not to exceed 54 months (60 months for loans requested before August 5, 2002).

Administrative Expenses

Master Trust administrative expenses, including trustee and investment management fees, are allocated in proportion to the investment balances of the underlying plans. Loan administration fees are charged directly to the account balance of the participant electing the loan. Plan level administrative expenses, which include primarily record-keeping fees, are allocated directly to the respective plan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in net investment loss from the Master Trust in the accompanying statement of changes in net assets available for benefits. In 2002, the Company elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid. The Plan has amounts pending distribution to participants of $240,057 and $1,566,743 as of December 31, 2002 and 2001, respectively (see Note 6).

Investments

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Corporate stocks, convertible notes and mutual funds held by the Master Trust are stated at fair value based on quoted market price as the financial statement date. The fair values of the common collective trust funds held by the Master Trust are established by State Street based on quoted market prices of the underlying assets. Short-term investments and loans to participants are stated at cost, which approximates fair value. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.

Risks and Uncertainties

The Plan provides for investment in the Master Trust, which in turn invest in various common collective trust funds, corporate stocks, convertible notes and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3. Plan Interest in the Master Trust

Certain prior year amounts within this Note to the Financial Statements have been reclassified to conform to the current year presentation.

The Plan investments are held in the Master Trust along with another Company-sponsored retirement plan, the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the "Union Plan"). As of December 31, 2002 and 2001, the Plan's beneficial interest in the net assets of the Master Trust exceeds 99.9 percent.

	December 31	
	2002	2001
Assets-		
Investments, at fair value-		
Common collective trust funds		
Active U.S. Small Cap Fund-Series A	$ 50,150,679	$ 54,841,580
International Growth Opportunities Fund-Series A	43,653,761	51,046,906
Daily Bond Market Fund-Series A	129,669,171	112,850,655
Active U.S. Large Cap Core Fund- Series A	104,089,996	114,895,090
Stable Fixed Income Fund for Employee Benefit Trusts	233,441,374	215,860,680
S&P 500 Flagship Fund Series	124,767,118	164,986,390
Total common collective trust funds	685,772,099	714,481,301
Short-term investments	3,902,643	4,613,038
Corporate stocks	3,370,845	3,678,676
Waste Management, Inc., common stock	86,754,860	122,579,621
Convertible notes	1,092,330	1,309,319
Mutual funds	5,158,695	4,467,706
Limited partnerships	31,257	-
Loans to participants	49,247,755	48,025,740
Total investments	835,330,484	899,155,401
Interest receivable	1,631,527	1,114,915
Cash, noninterest-bearing	44,111	18,678
Total assets	837,006,122	900,288,994
Liabilities-		
Administative fees payable	1,310,052	865,225
Total liabilities	1,310,052	865,225
Total net assets	$ 835,696,070	$ 899,423,769
Plan interest	$ 834,949,400	$ 898,872,557
Union Plan interest	746,670	551,212

Waste Management Retirement Savings Plan

Notes to Financial Statements (continued)

Income or loss from investments held in the Master Trust for the year ended December 31, 2002, is as follows:

Interest	$ 16,512,911
Dividends	694,963
Dividends - Waste Management, Inc. common stock	38,653
Other income	1,263,850
Net appreciation/(depreciation) in fair value of-	
Common collective trust funds	(67,150,784)
Corporate stock	(2,505,336)
Waste Management, Inc. common stock	(33,932,541)
Convertible notes	29,386
Limited partnerships	3,550
Mutual funds	(1,059,281)
Total net depreciation in fair value of investments	(104,615,005)
Total investment loss	(86,104,628)
Administrative fees	(3,738,222)
Net loss	$ (89,842,850)
Plan interest in net investment loss from the Master Trust	$ (89,768,425)
Union Plan interest in investment loss from the Master Trust	(74,425)

4. Plan Mergers

During 2002, the assets from plans of acquired companies were merged into the Plan. The following sets forth mergers during 2002:

Container Recycling 401(k) Plan	$ 153,877
Contractors Container Corporation 401(k) Plan	1,000,907
Total plan mergers	$ 1,154,784

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated June 20, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001
Net assets available for benefits per the financial statements	$ 836,822,928	$ 899,687,065
Less- Amounts pending distribution to participants	(240,057)	(1,566,743)
Net assets available for benefits per the Form 5500	$ 836,582,871	$ 898,120,322

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid to participants per the financial statements	$ 84,824,139
Add - Amounts pending distribution to participants at December 31, 2002	240,057
Less - Amounts pending distribution to participants at December 31, 2001	(1,566,743)
Benefits paid to participants per the Form 5500	$ 83,497,453

Amounts pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

8. Commitments and Contingencies

On April 1, 2002, a lawsuit was filed against the Company, the Plan and certain of its fiduciaries in the United States District Court for the District of Columbia. On April 26, 2002, the plaintiffs filed an amended complaint adding additional defendants and additional allegations. The plaintiffs assert breach of fiduciary duty claims against the Plan, the Company, Waste Management Holdings, Inc., formerly known as Waste Management, Inc. (Old Waste Management), the Waste Management Retirement Savings Plan (the Old Waste Plan), which was sponsored by Old Waste Management, and merged into the Plan on February 1, 1999, and various fiduciaries of the Old Waste Plan and the Plan. The Plan denies all substantive allegations of the plaintiffs. The Plan asserts that most, if not all, of the plaintiffs' causes of action have been or will be released as a result of the settlement of previous securities litigation proceeding against the Company. The outcome of this lawsuit cannot be predicted with certainty, and these matters could have an impact on the Plan's net assets available for benefits. The Company and the Plan intend to defend themselves vigorously in this litigation.

A settlement agreement of a class action lawsuit arising from events related to the Company's earnings announcements in July and August of 1999 was approved in May 2002, but was immediately subject to a motion to vacate, which is still pending. The agreement provides for a payment by the Company of $457 million to members of the class and for the Company to consent, for settlement purposes, to the certification of a class of purchasers or acquirers of Company securities from June 11, 1998 through November 9, 1999. The Plan has submitted a claim, as a member of the class; however, the amount of the payments to individual class members, including the Plan, has not yet been determined. The lead plaintiff in the case will determine the allocation to the class members after the settlement is approved.

In a letter dated June 20, 2002, the Department of Labor requested documents and/or clarification concerning the District of Columbia lawsuit and the settlement of the class action lawsuit described above. On June 21, 2002, the requested information was provided.

Supplemental Schedule

Waste Management Retirement Savings Plan

Schedule G, Part III – Schedule of Nonexempt Transactions

EIN: 73-1309529 PN: 001

Year Ended December 31, 2002

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions	Cost of Asset	Current Value of Asset	Net Gain (repaid interest)
Waste Management, Inc.	Employer/Plan Sponsor	Loans to the employer in the form of late remittance of participant deferrals and/or loan repayments for various pay periods in 2001	$38,823	$39,584	$761
		Loans to the employer in the form of late remittance of participant deferrals and/or loan repayments for various pay periods in 2002	$9,512	$9,512	$0*

*The plan sponsor is in the process of determining the applicable interest in order to fully correct the late remittances.

SIGNATURES

The Plan. Pursuant to the requirements of section 15(d) of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2003

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN



By: Lois B. Martin
Chair of the Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	
23.1	-Consent of Independent Auditors
23.2	-Information Regarding Consent of Arthur Andersen, LLP
99.1	-Certification Pursuant to 18 U.S.C. § 1350

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-45062) pertaining to the Waste Management Retirement Savings Plan of our report dated June 20, 2003, with respect to the financial statements and schedule of the Waste Management Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Houston, Texas
June 24, 2003

EXHIBIT 23.2

INFORMATION REGARDING CONSENT OF ARTHUR ANDERSEN, LLP

Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

In June of 2002, Arthur Andersen LLP ("Andersen") was convicted of obstructing justice, which is a felony offense. The SEC prohibits firms convicted of a felony from auditing public companies. Andersen is thus unable to consent to the incorporation by reference of its audit report with respect to the statement of net assets available for benefits of the Waste Management Retirement Savings Plan (the "Plan") as of December 31, 2001 into Waste Management, Inc.'s previously filed Registration Statement on Form S-8 (Registration No. 333-45062). Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Annual Report on Form 11-K, which is incorporated by reference into the Registration Statement, without a written consent from Andersen. As a result, with respect to transactions in Waste Management, Inc. securities pursuant to the Registration Statement that occur subsequent to the date this Annual Report on Form 11-K is filed with the Securities and Exchange Commission, Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Andersen under Section 11(a) of the Securities Act.

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350

With reference to the Annual Report of the Waste Management Retirement Saving Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report"), I, Lois Martin, Chair of the Administrative Committee, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to my knowledge,

(i) The Report fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934, and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 24, 2003

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

By: 

Lois B. Martin
Chair of the Administrative Committee